UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

ICL GROUP LTD.

CONTENTS

ICL Announces the Release of its Annual Corporate Responsibility (ESG) Report for 2024

The Company is pleased to announce the release of its Annual Corporate Responsibility (ESG) report for 2024 (the ”2024 Report") which is now accessible at the following link:  https://www.icl-group.com/wp-content/uploads/2025/06/ICL-2024-ESG-FINAL.pdf

The 2024 Report contained on our website is not part of or incorporated by reference into this Form 6-K.

The 2024 Report provides the Company's diverse stakeholders with easy access to their subjects of interest and covers a wide range of ESG topics.

The 2024 Report addresses the United Nations Sustainable Development Goals (SDGs), and includes Sustainable Accounting Standard Board (SASB) indicators, reference to the Global Reporting Initiative (GRI) standards, and the Task Force on Climate related Financial Disclosers (TCFD) indicators, in addition to the disclosures and information regarding climate-change risks and opportunities according to the core principles of the TCFD framework, within ICL’s 2024 Annual Report on form 20F, which was filed with the U.S. Securities and Exchange Commission on March 13, 2025 (Reference Number: 2025-02-016733).

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 30, 2025